FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of July 12, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X      Form 40-F
                                         ---                ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes         No  X
                                        ---         ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Tenaris Clarifies Decision of European Court

    LUXEMBOURG--(BUSINESS WIRE)--July 8, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN), confirms that the Court of First Instance of the European Communities has upheld the decision made by the European Commission on December 8, 1999 to fine eight international steel pipe manufacturers, including its Italian subsidiary Dalmine S.p.A., for violation of European competition laws. According to the Court's decision, Dalmine is required to pay a fine of Euro 10.1 million. Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine's former owner, who may instruct Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine will be paid out of the provision that Dalmine established in 1999 for such proceeding.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the decision of European Court.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 12, 2004



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary